PUBLIC

15045719

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 26 2015 WASH., D.C. 201

SEC FILE NUMBER
8-65330

65530

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNAL HILL CAPITAL GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 E. LOMBARD ST., SUITE 1700
(No. and Street)

BALTIMORE	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEIL, AKMAN, BAYLIN & COLEMAN, P.A.
(Name – *if individual, state last, first, middle name*)

201 W. PADONIA RD., STE 600	TIMONIUM	MD	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory D. Andrews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIGNAL HILL CAPITAL GROUP LLC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public Howard County Maryland
My commission expires 08/14/18

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signal Hill Capital Group LLC

(SEC I.D. NO. 8-65530)

FINANCIAL STATEMENTS

December 31, 2014

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC document

SIGNAL HILL CAPITAL GROUP LLC

TABLE OF CONTENTS

Weil, Akman, Baylin & Coleman, P.A. Certified Public Accountants
201 West Padonia Road • Suite 600 • Timonium, MD 21093-2186
410-561-4411 • Fax 410-561-4586 • http://www.wabccpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of
Signal Hill Capital Group LLC
Baltimore, Maryland

We have audited the accompanying statement of financial condition of Signal Hill Capital Group LLC (a Delaware Limited Liability Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Signal Hill Capital Group LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Signal Hill Capital Group LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Weil, Akman, Baylin & Coleman, P.A.

Timonium, Maryland
February 18, 2015

SIGNAL HILL CAPITAL GROUP LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014

$ in thousands

ASSETS

Cash and cash equivalents	$	12,801
Receivables, net		254
Due from related party		5,174
Prepaid expenses and other assets		278
Property and equipment, net		326
Total assets	$	18,833

LIABILITIES AND EQUITY

Liabilities

Accounts payable and accrued expenses	$	8,399
Deferred rent		45
Total liabilities		8,444
Equity		10,389
Total liabilities and equity	$	18,833

See independent auditor's report and notes to the financial statement.

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Signal Hill Capital Group LLC ("SHCG") was organized on May 10, 2002 under the laws of the State of Delaware as a Limited Liability Company. SHCG is an independent advisory boutique serving the M&A advisory and private capital raising needs of growth companies. SHCG's experienced bankers provide deep domain expertise in the Internet and Digital Media, Internet Infrastructure, Services and Software sectors. SHCG is headquartered in Baltimore and has offices in several other US cities.

Method of Accounting

The financial statements are prepared on the accrual basis of accounting.

Cash and Cash Equivalents

SHCG considers all highly liquid financial instruments with maturities of three months or less at the time of purchase to be cash equivalents. SHCG maintains cash in bank deposit accounts, certificate of deposit accounts and other overnight accounts which generally exceed federally insured limits. SHCG has not experienced any losses in such accounts. SHCG's management believes that SHCG is not exposed to any significant credit risk on their balances.

Receivables

Receivables include amounts due arising from SHCG's investment banking and advisory engagements.

The carrying amount of receivables is reduced by a reserve allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management writes off all accounts upon determination that further collection efforts will be unsuccessful.

At December 31, 2014, 71% of receivables were due from six clients.

Other Investments

Other investments are recorded under the provisions of the Investment Topic of FASB Accounting Standards Codification at cost as SHCG owns less than 20% or does not have controlling interest. The investments are reviewed annually for impairment and cost is adjusted for any impairments in the value that are not temporary in nature. Two privately held entities, one of which was a related party, comprised other investments at December 31, 2013 and were netted with due from related party during 2014.

Depreciation

Property and equipment are stated at historical costs, less accumulated depreciation. Depreciation is computed over the estimated useful lives of the depreciable assets using the straight-line method. The estimated useful lives of the assets are as follows:

Computer and office equipment	3 - 5 years
Furniture and fixtures	5 - 7 years
Leasehold improvements	Life of lease

DECEMBER 31, 2014 *$ in thousands*

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
SHCG is treated as a partnership which is not a taxpaying entity. The income from SHCG will be taxed directly to its members. Therefore, no provision for federal income taxes has been provided.

SHCG files U.S. federal and applicable state income tax returns. SHCG's income tax returns beginning with 2011 remain open to examination by tax authorities.

SHCG follows the Income Tax Topic of the FASB Accounting Standards Codification. Under this guidance, any additional income tax resulting from disallowance of tax positions taken by SHCG would be imposed on members rather than SHCG. Accordingly, there would be no effect on SHCG financial statements.

SHCG records interest and penalties related to underpayment of income taxes as operating expenses. As of December 31, 2014, SHCG had no accrued interest or penalties.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE B. RECEIVABLES, net

At December 31, 2014 receivables consist of the following:

Investment banking fees receivable	$	373
Less: allowance for doubtful accounts		(119)
Receivables, net	$	254

NOTE C. PREPAID EXPENSES AND OTHER ASSETS

At December 31, 2014 prepaid expenses and other assets consist of the following:

Prepaid expenses	$	135
Security deposits		124
Note receivable		19
Prepaid expenses and other assets	$	278

$ in thousands

NOTE D. PROPERTY AND EQUIPMENT, net

At December 31, 2014 property and equipment consist of the following:

Computer and office equipment	$	467
Furniture and fixtures		208
Leasehold improvements		215
		890
Less: accumulated depreciation		(565)
Property and equipment, net	$	326
Depreciation expense	$	130

NOTE E. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2014 accounts payable and accrued expenses consist of the following:

Accrued compensation	$	8,041
Accounts payable and accrued expenses		358
Accounts payable and accrued expenses	$	8,399

NOTE F. EQUITY

SHCG is authorized to issue 1,000 shares. As of December 31, 2014 all 1,000 shares were issued and outstanding.

The Limited Liability Company (LLC) Agreement, as amended, dated April 1, 2008, sets forth the respective rights and obligations of members of SHCG and provides for terms of its management and conduct of its affairs. SHCG's Operating Committee is responsible for managing the affairs of SHCG.

SHCG is not obligated to make any periodic distributions to members, except for tax distributions. The amount and timing of any distributions are at the discretion of the Board of Directors.

DECEMBER 31, 2014 *$ in thousands*

NOTE G. COMMITMENTS

Operating Leases and Subscriptions
SHCG leases its office space under non-cancellable operating lease agreements that expire on various dates through December 2021.

SHCG has also entered into various lease agreements for office equipment and commitments for financial data and other services.

Future minimum rental commitments for the years ending December 31, are as follows:

2015	$	1,442
2016		968
2017		781
2018		326
2019		249
Thereafter		519
	$	4,285

Letters of Credit
As of December 31, 2014, SHCG has outstanding available letters of credit totaling approximately $83.

Litigation
SHCG in the normal course of business is involved from time to time in litigation. As of December 31, 2014, management and legal counsel are not aware of any litigation that could have a materially negative impact on the financial statements.

NOTE H. RELATED PARTY TRANSACTIONS

During 2014, SHCG made various loans to, and received various repayments from, the related holding company. These monies are due on demand and do not accrue interest. The total amount of the loans at December 31, 2014 was $5,174.

NOTE I. RETIREMENT PLAN

SHCG maintains a 401(k) Plan and Profit Sharing Plan for substantially all full-time employees meeting the general eligibility requirements of the plan. The plan allows for Elective Deferrals and Safe Harbor Contributions. SHCG, at its discretion, can also make Profit Sharing Contributions. SHCG recorded total 401(k) Safe Harbor contributions of $91 for the year ended December 31 ,2014.

NOTE J. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS OR DEALERS

SHCG is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, SHCG is not required to prepare a determination of reserve requirement and SHCG is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for brokers or dealers.

NOTE K. SUBSEQUENT EVENTS

In preparing these financial statements, management of SHCG has evaluated events and transactions subsequent to December 31, 2014 through February 18, 2015, the date these financial statements were available to be issued. Based on the definitions and requirements of the Subsequent Events Topics of the FASB Accounting Standards Codification, management of SHCG is not aware of any subsequent events that would require recognition or disclosure in the financial statements.